[TORYS LLP LETTERHEAD]

June 5, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mailstop 3561
Attention: Ms. Amanda McManus, Branch Chief

Re: Thomson Reuters PLC
     Amendment No. 1 to Form F-3 filed June 6, 2008 (File No. 333-151267)

Dear Sirs/Mesdames:

On behalf of our client, Thomson Reuters PLC (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review Amendment No. 1 to the Registration Statement on Form F-3 of the Company which amends Exhibit 5.1 of the Registration Statement on Form F-3 of the Company filed on May 29, 2008.

Reference is also made to the Staff’s letter of comments dated June 5, 2008 (the “Comment Letter”). Exhibit 5.1 to Amendment No. 1 to the Registration Statement on Form F-3 includes changes made in response to the Comment Letter. A marked copy of Exhibit 5.1 has been enclosed for the convenience of the Staff. This letter contains the Company’s responses to the comments contained in the Comment Letter. The Company’s responses are keyed to the headings and comment numbers contained in the Comment Letter.

Part II

Exhibit 5.1

1.
In the listing of documents and searches counsel examined for purposes of the opinion, please delete item (d). We view this statement as a legal conclusion that should be opined upon by legal counsel. We also note that counsel has examined a signed copy of the Deed of Guarantee as noted in item (a) and a certified copy of the memorandum and articles of association as noted in item (b) in rendering its opinion. Alternatively, please explain how a certificate of the company confirming that the entry into and performance of the Deed of Guarantee will not contravene any limit contained in its memorandum and articles of association is a factual and not legal conclusion.

The Staff’s comment has been reflected. Item (d) on page 1 of the opinion has been deleted.

2.
In the listing of assumptions made by counsel in giving the opinion, please delete assumption (e). We view this statement as assuming corporate authority which is a legal conclusion that should be opined upon by legal counsel. We also note that counsel has examined a certified copy of the minutes as noted in item (c) under the documents and searches list in rendering its opinion. Alternatively, please explain how this assumption is a factual and not a legal conclusion.

Noting the Staff’s comment, the assumption (now marked (e) in the opinion) has been amended to read as follows:

“the Minutes are a true, accurate and complete record of the meeting of the directors of the Company, as set out therein; and the resolutions duly passed at such meeting have not been amended, rescinded, modified or revoked and remain in full force”.

This revised factual assumption has been included in the opinion on the basis that the minutes (reviewed by legal counsel) serve as evidence only of the matters considered and resolved upon by the directors of the Company and are not binding.

3.	In the listing of assumptions made by counsel in giving the opinion, please delete assumption (g). We view this statement as a legal conclusion that should be opined upon by legal counsel. We also note that counsel has examined a signed copy of the Deed of Guarantee as noted in item (a) under the documents and searches list and a certified copy of the minutes as noted in item (c) under the documents and searches list in rendering its opinion. Alternatively, please explain how this assumption is a factual and not a legal conclusion.

The Staff’s comment has been reflected. Item (g) of the “Assumptions” on page 2 of the opinion has been deleted.

4.	Please delete the following language in the second to last paragraph of the opinion: “is given solely for the benefit of those to whom it is addressed and its legal advisers and may not be passed on to, or relied upon by, any other person for any purpose nor may you give copies of this opinion to others without our prior written permission.” Purchasers of the debt securities pursuant to this registration statement need to be able to rely upon this legal opinion.

The Staff’s comment has been reflected. The first sentence of the second to last paragraph of the opinion has been amended to read as follows:

“This opinion shall be construed in accordance with English law and we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.”

In addition, we have enclosed an acceleration request letter from the Company which contains the acknowledgments requested in the Comment Letter.

Please do not hesitate to contact the undersigned at (212) 880-6010 should you have any questions about the contents of this letter or Amendment No. 1 to Registration Statement on Form F-3.

Sincerely,

/s/ Andrew J. Beck Andrew J. Beck

cc:    Julie Bell, Esq.
               Securities and Exchange Commission
         Deirdre Stanley, Esq.
               Thomson Reuters
         Marc E. Gold, Esq.
               Thomson Reuters